
March 22, 2016

Via E-mail
James R. Mountain
Chief Financial Officer, Treasurer and Secretary
JAVELIN Mortgage Investment Corp.
3001 Ocean Drive, Suite 201
Vero Beach, Florida 32963

>   **Re:**   **JAVELIN Mortgage Investment Corp.**
>   **Schedule 14D-9 filed on March 8, 2016**
>   **File No. 005-87204**
>
>   **Schedule 13E-3 filed on March 10, 2016**
>   **Filed by JAVELIN Mortgage Investment Corp**
>   **File No. 005-87204**

Dear Mr. Mountain:

We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask to be provided with more information so that we may better understand the disclosure.

Please respond to these comments by providing any requested information or advising us when a response will be received. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any response and any amendment filed in response to these comments, we may have additional comments, we may have additional comments.

Schedule 13E-3

1. We note your statement that JMP reviewed with the Board its financial analyses of the consideration to be paid by ARMOUR in connection with the Offer and Merger, and described to the Board its fairness opinion, dated March 1, 2016. All such materials appear to fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and, if written, filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by JMP, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. As indicated in Item 1015 of Regulation M-A, such discussion need only be materially related to the Rule 13e-3 transaction, and the disclosure requirement therein is not limited to reports

relating to consideration or the fairness of the consideration or transaction to any party. Revise to summarize any and all presentations made by JMP during the evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 that have not already been filed as exhibits pursuant to Item 16 of Schedule 13E-3.

Schedule 14D-9

2. We note the disclosure in Item 8(a) of Schedule 13E-3. Please provide such disclosure in the Schedule 14D-9. Refer to the Instruction to paragraph (e)(1) of Exchange Act Rule 13e-3.

Opinion of the Special Committee's Financial Advisor, page 18

3. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise the disclosure to discuss any unaddressed factors in reasonable detail or explain why the factor(s) were not deemed material or relevant. We note, for example, that the factors considered by the Special Committee and adopted by the Board do not appear to include the factors described in clauses (iv), (vi) and (viii) of Instruction 2 to Item 1014 or Item 1014(c) or explain why such factors were not deemed material or relevant. If the procedural safeguards in Item 1014(c) were not considered, please expand the disclosure to include a statement of the basis for the belief as to fairness despite the absence of these safeguards.

4. We note that JMP's fairness analysis was subject to various assumptions, qualifications and limitations. Please revise to describe all material assumptions and limitations applicable to JMP's fairness opinion.

5. We note that JMP relied on financial forecasts and other data relating to the business of the Company including forecasts of the proceeds to be realized in a possible liquidation of the assets of the Company as provided by management. Please revise to disclose these management forecasts and any material assumptions and estimate underlying the forecasts.

Liquidation Analysis, page 20

6. We note the disclosure that JMP relied on two liquidation projections in reaching it fairness determination: one prepared by management and one prepared by JMP. Please discuss any differences between these two projections, why JMP prepared its own projections, and whether and, if so, how both projections were used by JMP to determine the implied liquidation value per share disclosed.

Premiums Paid Analysis

7. Please explain why the merger and acquisition transactions used for purposes of the premiums paid analysis were considered sufficiently similar to the transactions contemplated by Javelin and ARMOUR such that they should be included in the fairness analysis.

Comparable Public Companies Analysis

8. We note that JMP performed a Comparable Companies Analysis. Please discuss in greater detail the methodology and criteria used in selecting companies that it determined to be comparable to Javelin for purposes of the analysis. Please also indicate whether the criteria were consistently applied and, if any company was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bryan Pitko, Attorney Advisor at (202) 551-3203 or me at (202) 551-3444 with any questions regarding our comments.

Sincerely,

Bryan J. Pitko *for*

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions

cc: Via E-mail
        Richard A. Silfen
        Darruck M. Mix
        Duane Morris LLP